May 20, 2003

To:	Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Securities Registry, Government of the Northwest Territories
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Registrar of Securities, Government of the Yukon Territory
Nunavut Legal Registry
The Toronto Stock Exchange

Dear Sir or Madam:

CANADA LIFE FINANCIAL CORPORATION — AGM MAILING TO SHAREHOLDERS

This will confirm that the Annual General Meeting material, including the following English and French documents, was sent to Shareholders by pre-paid mail on May 20, 2003 to the registered shareholders of Common Shares of the subject Corporation:

1.	Annual Report;

2.	Notice of Meeting and Management Proxy Circular; and

3.	Form of Proxy.

Sincerely,

(“Signed Roy W. Linden”)

Roy W. Linden

/mp